N-SAR ITEM 77C


a) The Annual Meeting of Shareholders of American Capital Income Trust was held on December 14, 1995.

b)   The election of Trustees included (and are now in office):


     Dr. Donald M. Carlton
     Dr. F. Robert Paulsen
     Dr. A. Benton Cocanougher
     Dr. R. Richard Pettit
     Dr. Stephen Randolph Gross
     Don G. Powell
     Robert D.H. Harvey
     Allen B. Shepard, Jr.
     Dr. Alan G. Merten
     Miller Upton
     Dr. Norman Hackerman
     Benjamin N. Woodson
     Dr. Steven Muller


c)   The following were voted on at the meeting:

     1) Ratification of the selection of Ernst & Young LLP as independent accountants for the Trust's current fiscal year:

          For 9,658,232.645                             Against 51,399.167

          Abstain 120,600.621

d)   Inapplicable


     *Item 77c is incorporated herein by reference to the proxy statement of the Registrant filed with the SEC on October 23, 1995.